Filed by Florida Public Utilities Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed as Definitive Additional Material

filed Pursuant to Rule 14a-6(j)

under the Securities Exchange Act of 1934

Subject Company: Florida Public Utilities Company

Commission File No.: 001-10608

CHESAPEAKE
UTILITIES CORPORATION
FLORIDA PUBLIC
UTILITIES

A Strategic Merger That Delivers Shareholder Value

Presentation on October 5, 2009

A Solid Combination for
Growth

FLORIDA PUBLIC UTILITIES
CHESAPEAKE UTILITIES CORPORATION

Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts.  Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These forward-looking statements include statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth and expectation that earnings will be neutral or slightly accretive in 2010 and meaningfully accretive in 2011.  We also identify certain forward-looking statements by the use of words such as “expected” or “anticipated.”  These statements are based on the current expectations of the management of Chesapeake and Florida Public Utilities.  There are a
number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document.  These risks and uncertainties include the following:  the companies may be unable to obtain shareholder approvals required for the transaction; conditions to the closing of the merger may not be satisfied; problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; the transaction may involve unexpected costs or unexpected liabilities, or that the accounting for the transaction may be different from the companies’ expectations; the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; the natural gas and electric industries may be subject to future regulatory or legislative actions that could adversely affect the combined company; and the combined company may be adversely affected by other economic, business, and/or competitive factors.  Additional risk factors that may affect the future results of Chesapeake and Florida Public
Utilities are set forth in their respective filings with the SEC, including the section entitled “Risk Factors” in each company’s respective annual report on Form 10-K, which are available at
investor.shareholder.com/CPK/sec.cfm and www.fpuc.com/about_us/invest.asp, respectively.  Chesapeake and Florida Public Utilities undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Safe Harbor Statement

FLORIDA PUBLIC UTILITIES

CHESAPEAKE UTILITIES CORPORATION

Additional Information and Where to Find It

In connection with the proposed merger, Chesapeake Utilities Corporation (“Chesapeake”) has filed a registration statement on Form S-4 (Registration No. 333-160795) with the SEC, containing a joint proxy statement of Chesapeake and Florida Public Utilities and a prospectus of Chesapeake, which was declared effective on September 10, 2009. WE
URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS
AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT
CHESAPEAKE, FLORIDA PUBLIC UTILITIES AND THE PROPOSED MERGER. Investors are able to obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about
Chesapeake and Florida Public Utilities at http://www.sec.gov, the SEC's website. Free copies of Chesapeake’s SEC filings are also available on Chesapeake’s website at investor.shareholder.com/CPK/sec.cfm and free copies of Florida
Public Utilities’ SEC filings are also available on Florida Public Utilities’ website at www.fpuc.com/about_us/invest.asp.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Chesapeake and Florida Public Utilities and their respective directors, executive officers, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information about the directors and executive officers of Florida Public Utilities is set forth in the proxy statement for Florida Public Utilities’ 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on
April 6, 2009 and Form 10-K filed with the SEC on March 20, 2009. Information about the directors and executive officers of Chesapeake is set forth in the proxy statement for Chesapeake’s 2009 Annual Meeting of Stockholders, as filed with the
SEC on a Schedule 14A on March 27, 2009 and Form 10-K filed with the SEC on March 9, 2009. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the registration statement, joint proxy statement/prospectus and other materials filed with the SEC regarding the proposed merger. You may obtain free copies of these documents as described above.

FLORIDA PUBLIC UTILITIES

CHESAPEAKE UTILITIES CORPORATION

John R. Schimkaitis

Chesapeake Utilities Corporation

President & CEO

Michael P. McMasters

Chesapeake Utilities Corporation

Executive Vice President & COO

Beth W. Cooper

Chesapeake Utilities Corporation

Senior Vice President, CFO, Treasurer and Corporate
Secretary

John T. English

Florida Public Utilities Company

Chairman, President & CEO

George M. Bachman

Florida Public Utilities Company

CFO, Treasurer & Secretary

Dennis S. Hudson III

Florida Public Utilities Company

Director

Paul L. Maddock, Jr.

Florida Public Utilities Company

Director

Mark H. Harnett

Mackenzie Partners, Inc.

Florida Public Utilities Company Proxy Solicitor

President

Introductions

I.

Transaction Overview and Strategic Rationale

II.

Chesapeake:  A Proven Track Record of Creating Shareholder Value

III.

Well-Positioned to Maximize Future Growth Opportunities

IV.

Conclusion

Agenda

FLORIDA PUBLIC UTILITIES
CHESAPEAKE UTILITIES CORPORATION

I.  TRANSACTION OVERVIEW AND
STRATEGIC RATIONALE

CHESAPEAKE UTILITIES CORPORATION

FLORIDA PUBLIC UTILITIES

FLORIDA PUBLIC UTILITIES

CHESAPEAKE UTILITIES CORPORATION

The Companies

Chesapeake Utilities Corporation

909 Silver Lake Boulevard

Dover, Delaware 19904

(302) 734-6799

Internet address: www.chpk.com

Incorporated in 1947, Chesapeake is a diversified utility company engaged in natural gas distribution, transmission and marketing, propane distribution and wholesale marketing, advanced information services and other related businesses. In total, Chesapeake currently serves approximately 100,000 distribution customers with either natural gas or propane.
Chesapeake employs approximately 450 people and generated $291.4 million in revenues in 2008.

Florida Public Utilities Company

401 South Dixie Highway

West Palm Beach, Florida 33401

(561) 832-0872

Internet address: www.fpuc.com

Founded in 1924, Florida Public Utilities distributes natural gas, propane and electricity to residential, commercial and industrial customers in Florida. Florida Public Utilities is organized into two regulated business segments — natural gas and electric; and one non-regulated business segment — propane. Florida Public Utilities also sells merchandise and other service-related products as a complement to its natural gas and propane segments. Florida Public Utilities serves approximately 96,000 customers, employs approximately 350 people and generated $168.5 million in revenues in 2008.

FLORIDA PUBLIC UTILITIES

CHESAPEAKE UTILITIES CORPORATION

Transaction Overview

Announcement of Transaction

April 20, 2009

Structure

Stock-for-stock transaction

FPU will become a wholly owned subsidiary of Chesapeake

Combined Company will remain on the NYSE under “CPK”

Merger Consideration

Fixed Exchange Ratio

0.405 shares of Chesapeake stock for each FPU share

Estimated purchase price on June 30, 2009 as disclosed in the joint proxy of approximately $74.4 million.

Premium

More than 15 percent premium to FPU holders based on FPU closing stock price on day prior to announcement of the transaction.

Ownership Post-Merger

73 percent Chesapeake shareholders

27 percent FPU shareholders

2,477,185 Chesapeake shares issued to FPU holders upon closing

Approvals

All required regulatory approvals received

Shareholder approvals pending; meetings scheduled for October 22,
2009

Expected Closing of Transaction

October 29, 2009 (effective November 1, 2009)

Governance

Management of Chesapeake will be unchanged; key executives from
FPU have been retained to run FPU business

12 Directors – 10 from Chesapeake and 2 from FPU

Delaware-headquartered Company

CHESAPEAKE UTILITIES CORPORATION

- Expected to be earnings neutral or slightly accretive in 2010, and meaningfully accretive in 2011 *(based upon Chesapeake's internal earnings expectations)*
- Significant operational/financial synergies
- Enhanced financial strength and stability
- Increased scale, scope and diversity of regulated operations
  - *Stronger platform to grow the business*
  - *Expands portfolio with new utility distribution business (electric distribution)*
  - *Increases human resources in all functions*
  - *Spreads corporate overhead over a larger base*
- Larger footprint in the state of Florida
  - *Combined Florida business would be approximately 6x the size of Chesapeake's current Florida business (based upon customers served)*
- Similar values will support a successful integration

FLORIDA PUBLIC UTILITIES

- Immediate increase in value to FPU's shareholders via premium
- Expected to be earnings accretive in 2010 for FPU shareholders *(based upon FPU's and Chesapeake's internal earnings expectations)*
- Increased dividend opportunity for FPU shareholders *(an approximate 6 percent increase based on the current Chesapeake and FPU dividends)*
- Enhanced geographic and regulatory diversity
- Increased financial strength and access to capital to fund growth
- Larger corporate infrastructure to meet increasing public company regulations and to support business needs

FLORIDA PUBLIC UTILITIES
CHESAPEAKE UTILITIES CORPORATION

Compelling Value to Both Companies’ Shareholders

FLORIDA PUBLIC UTILITIES

CHESAPEAKE UTILITIES CORPORATION

For the year ended December 31, 2008
(dollars in thousands)

CPK

FPU

Combined
Company

Historical Net Income

$13,607

$3,486

$17,093

Market Capitalization

$214,918

$64,372

$279,290

Enterprise Value*

$339,385

$124,051

$463,436

Average Customers:

Natural Gas

Propane

Electric

Total Customers

65,201

35,169

0

100,370

51,957

12,463

31,295

95,715

117,158

47,632

31,295

196,085

Employees

448

348

796

*Calculation of Enterprise Value = Market Capitalization + Total Debt + Preferred Securities + Minority Interest – Cash/Cash
Equivalents.

Increased Scope, Scale and Financial Strength

Holmes
Jackson
Gadsden
Suwannee
Washington
Union
Liberty
Gilchrist
Alachua
Marion
Citrus
Sumter
Hernando
Pasco
Osceola
Hillsborough
Polk
Indian River
Manatee
St. Lucie
DeSoto
Martin
Palm Beach
23 Counties Served by CPK

FLORIDA PUBLIC UTILITIES

CHESAPEAKE UTILITIES CORPORATION

Pasco

Holmes

Washington

Gadsden

Suwannee

Union

Alachua

Gilchrist

Sumter

Hernando

Polk

Osceola

Manatee

DeSoto

Indian River

Duval

Nassau

Levy

Lake

Volusia

Seminole

Broward

Calhoun

Jackson

Liberty

Marion

Citrus

Hillsborough

Martin

Palm

Beach

Orange

Flagler

Clay

15 Counties Served by CPK

11 Counties Served by FPU

8 Counties Served by CPK & FPU

Pasco

Holmes

Washington

Gadsden

Suwannee

Union

Alachua

Gilchrist

Sumter

Hernando

Polk

Osceola

Manatee

DeSoto

Indian River

Duval

Nassau

Levy

Lake

Volusia

Seminole

Broward

Calhoun

Jackson

Liberty

Marion

Citrus

Hillsborough

Martin

Palm

Beach

Orange

Flagler

Clay

Complementary asset bases with common regulatory framework.

Strong presence serving 34 counties throughout Florida.

Positioned to benefit from Florida’s future growth potential.

Pre-Merger

Post-Merger

Expanded Florida Footprint

FLORIDA PUBLIC UTILITIES

CHESAPEAKE UTILITIES CORPORATION

Enhances Chesapeake’s utility foundation

Further builds upon Chesapeake’s natural
gas and propane distribution expertise

Addition of electric distribution to energy
portfolio provides another platform to
grow business

Propane Distribution

and Wholesale Marketing

Natural Gas Marketing

Advanced

Information

Services

Natural Gas Distribution

Natural Gas Transmission

PLUS

Electric Distribution

A Stronger Post-Merger Utility Platform

FLORIDA PUBLIC UTILITIES

CHESAPEAKE UTILITIES CORPORATION

Financial Synergies

Audit

Legal

Insurance

Information technology

Administrative

Interest expense

Other public company costs

Operational Synergies

Migrate to one utility billing system

Eliminate redundant facilities and related costs

      ~Significant opportunities for operational efficiencies in Florida

Long-term will continue to work towards implementation of best practices

Significant Synergy Opportunities

FLORIDA PUBLIC UTILITIES

CHESAPEAKE UTILITIES CORPORATION

Energy, Inc. made an unsuccessful competing bid to acquire FPU and now is urging shareholders to reject FPU’s value-creating combination with Chesapeake.

FPU’s Board unanimously determined that Energy, Inc.’s proposal did not provide sufficient value to FPU shareholders, particularly in comparison to other alternatives.

Insufficient compared both to Chesapeake’s proposal and to FPU’s prospects as an independent company

Energy, Inc. proposal was evaluated by the FPU Board, with assistance from its financial and legal advisors.

After consideration, FPU Board rejected Energy, Inc.’s offer as inadequate.

Energy, Inc. did not respond when informed of the rejection, other than to criticize the
Chesapeake combination.

Chesapeake offer provides better short-term value for FPU shareholders.

Higher per-share premium than Energy, Inc. offered

Energy, Inc.’s market capitalization is approximately half that of FPU.

Relative sizes of Energy, Inc. and FPU create inherent valuation problems in establishing an exchange ratio.

Chesapeake/FPU combination offers better long-term prospects for FPU shareholders.

Greater synergies between the companies

Increased access to capital to fund growth

Larger platform to address increasing costs of public company and industry regulation.

Concerns about Energy, Inc. as a merger partner

Chesapeake’s Offer Is Compelling and Superior to Alternatives

FLORIDA PUBLIC UTILITIES
CHESAPEAKE UTILITIES CORPORATION

Contrary to assertions by Energy Inc., the lack of a market check by FPU in April of 2009 did not result in a lower value for shareholders.

FPU’s Board has for some time considered potential transactions that would enhance FPU’s ability to efficiently access capital to fund growth.

FPU’s Board repeatedly considered the possibility of entering into discussions with other merger partners.

FPU’s Board bargained for the best transaction available, and would not agree to a combination that provided FPU’s shareholders less than full value.

Demanding a market check after Chesapeake and FPU reached agreement could have resulted in losing the Chesapeake transaction, or a lower exchange ratio for FPU shares and was viewed as unnecessary in light of the Board’s ongoing market checks.

In April 2009, FPU’s Board considered the Chesapeake transaction, the Energy, Inc. transaction and
FPU’s prospects as an independent company, and determined to pursue the combination with
Chesapeake.

No competing bids have emerged in the more than 5 months since the Chesapeake/FPU combination was announced, and the FPU Board has received no indication of interest from any third party since the
announcement.

FPU’s Process Led to a Fairly-Priced Transaction That
Delivers Significant Value to Shareholders

FLORIDA PUBLIC UTILITIES

CHESAPEAKE UTILITIES CORPORATION

FPU’s Board Conducted an Independent, Objective Evaluation
Process Focused on Maximizing Shareholder Value

Contrary to Energy Inc.’s assertions, FPU’s Board conducted a process focused on maximizing shareholder value.

FPU’s experienced and independent Board was closely engaged in the process of evaluating and negotiating the Chesapeake transaction

Two FPU executives are receiving “stay bonuses” in connection with the merger.  However:

The stay bonuses being paid to the two FPU employees are significantly lower than the severance payments to which these employees were entitled under existing employment agreements

FPU executives will have management positions in the combined Company due to their proven record of performance and will deliver significant value to Chesapeake going forward

CEO Jack English, who will receive a severance package, is the only executive receiving compensation as a result of the merger who serves on the Board; the other five other members of the Board unanimously approved the combination with Chesapeake

Energy Inc. also falsely insinuates that FPU’s Board did not consider a pending rate increase when evaluating the exchange ratio for the combination with Chesapeake

In fact, FPU’s Board was aware of the pending rate case and considered that information when evaluating the exchange ratio for the combination

Additionally, the financial forecasts and analysis performed by Houlihan Lokey at the request of the FPU Board did include projected natural gas rate implications of a Florida
Public Service Commission approval

II.  CHESAPEAKE:

A PROVEN TRACK RECORD OF

CREATING SHAREHOLDER VALUE

FLORIDA PUBLIC UTILITIES
CHESAPEAKE UTILITIES CORPORATION

The future is brighter on a combined basis.

The combination of the two companies will dilute the costs associated with being a public company which have increased in the last five years.

Both companies will benefit from increased access to capital, pursuing and executing on projects that may not have been approached as separate companies.

Chesapeake’s planning processes have been yielding excellent results.

We plan five years out and look for opportunities to grow at multiples of the industry average.

Implementing these processes at FPU will increase Chesapeake’s and FPU’s growth.

The Florida Public Service Commission has allowed recovery of the premiums paid through rates when natural gas companies have demonstrated that the benefits of the acquisition exceed the costs recovered.

Why Join Together?

Grow earnings from a stable utility foundation by investing in related businesses and services that provide opportunities for higher returns
Enhance shareholder value by achieving higher than regulated returns
Corporate Strategy
Continue investments in and expansion of natural gas utility operations that provide a steady base of earnings
Balance daily operational demands while focusing on the long-term growth of each business unit

FLORIDA PUBLIC UTILITIES

CHESAPEAKE UTILITIES CORPORATION

• Chesapeake has a strong balance
sheet, an experienced management
team and a proven strategy.

• Over the long-term, Chesapeake
has continued to remain focused in
executing its strategy – achieving
steady growth in our core energy
businesses, making new capital
investments, sustaining our growth
and exploring strategic acquisitions
to strengthen and diversify its
portfolio.

• With the merger, Chesapeake is
continuing to execute its growth
strategy.

Strong Strategy for Past and Future Value Creation

High Returns/Low Investment
High Returns/High Investment
Low Returns/Low Investment
Low Returns/High Investment
CPK
11.29%
Weighted Average ROE
Capital Expenditures/Total Capitalization
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%

Performance Quadrant:  2006-2008 Peer ROE vs. Capital Expenditures

     Highly Regulated Utility Peer Company (less than 10% of pre-tax, pre-interest income comes from unregulated operations)

     Slightly Diversified Peer Company (between 10% and 30% of pre-tax, pre-interest income comes from unregulated operations)

     Diversified Peer Company (greater than 30% of pre-tax, pre-interest income comes from unregulated operations)

Source:  Bloomberg

Chesapeake is one of only two companies within the peer group detailed below that exceed the mean in average ROE and reinvestment of capital.

Chesapeake invests almost 85% more capital than the average natural gas utility while still achieving above-average returns.

A Leader in Deploying Capital Effectively

NOTE:  The 12 companies in the Edward Jones Distribution Peer  Group include:  AGL Resources, Inc. (AGL), Atmos Energy Corporation (ATO), Corning Natural Gas Corporation
(CNIG), Delta Natural Gas Company, Inc. (DGAS), Energy, Inc. (EGAS), The Laclede Group, Inc. (LG), New Jersey Resources Corporation (NJR), Northwest Natural Gas Company
(NWN), Piedmont Natural Gas Co., Inc. (PNY), RGC Resources, Inc. (RGCO), South Jersey Industries, Inc. (SJI), and WGL Holdings, Inc. (WGL).  SWX has been added to the peer group for the purposes of this analysis as SWX was largely considered to be the fastest growing natural gas utility in the country prior to the new housing construction slowdown.
CNIG’s ROE is -8.99% and not reflective on the graph; however, the data is included in the analysis.

$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.64
$1.81
$1.76
$1.94
$1.98
$9,686
$10,699
$10,748
$13,218
$13,607
2004
2005
2006
2007
2008
Net Income from Continuing Operations
Diluted EPS

FLORIDA PUBLIC UTILITIES

CHESAPEAKE UTILITIES CORPORATION

In spite of a struggling economy and stagnant housing market, Chesapeake continues to grow its energy business while making new capital investments to generate future growth.

Approximately 5% -
Earnings Per Share
Compound Annual
Growth Rate

Consistent Growth in Earnings

Chesapeake Utilities Corporation
10-Year Total Shareholder Return
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
9/1999
3/2000
9/2000
3/2001
9/2001
3/2002
9/2002
3/2003
9/2003
3/2004
9/2004
3/2005
9/2005
3/2006
9/2006
3/2007
9/2007
3/2008
9/2008
3/2009
9/2009
CPK
FPU
Edward Jones Distribution Peer Group

FLORIDA PUBLIC UTILITIES

CHESAPEAKE UTILITIES CORPORATION

Chesapeake’s shareholder return has exceeded the industry peer group, as well as FPU.

Source:  Bloomberg

Shareholder Return

Market Capitalization
(in millions)
$250
$200
$150
$100
$50
$0
$55.0
$46.6
$54.4
$74.9
$102.6
$93.3
$95.3
$98.7
$107.4
$101.3
$147.5
$153.7
$181.2
$205.0
$215.9
$214.9
$213.2
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
10/1/2009

FLORIDA PUBLIC UTILITIES

CHESAPEAKE UTILITIES CORPORATION

Chesapeake market capitalization has more than doubled over the last 10 years and approximately quadrupled over the last 16 years.

Making Capital Investments to Drive Growth in Earnings,
Dividends and Market Value

Retention Ratio
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
$1.25
$1.20
$1.15
$1.10
$1.05
$1.00
$0.95
$0.90
$0.85
$0.80
Dividend Per Share
$1.00
$1.04
$1.08
$1.10
$1.10
$1.10
$1.12
$1.14
$1.16
$1.18
$1.22
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Retention Ratio
Annualized Dividend

Over the last five years, Chesapeake has continued to make capital investments that generate earnings growth, increasing its earnings retention ratio and its dividend per share.

Based on the current Chesapeake dividend, the transaction will offer an increased dividend opportunity for FPU shareholders (an approximate 6 percent increase based on the current Chesapeake and FPU dividends).

Chesapeake has paid dividends for 48 consecutive years.

Prudent Policy, Steadily Increasing Dividends

$250,000
$200,000
$150,000
$100,000
$50,000
$0
$69,416
$66,190
$58,991
$71,050
$63,256
$86,422
$72,939
$77,962
$84,757
$111,152
$119,576
$123,073
2003
2004
2005
2006
2007
2008
Shareholders' Equity
Long-Term Debt

Combined Company will have financial strength and flexibility to access capital markets to fund future growth.

41%

59%

Strong, Well-Capitalized Balance Sheet

III. WELL-POSITIONED TO MAXIMIZE
FUTURE GROWTH OPPORTUNITIES

FLORIDA PUBLIC UTILITIES
CHESAPEAKE UTILITIES CORPORATION

Board of Directors

Appointed

Ralph J. Adkins

Chairman of the Board

Formerly the CEO of  Chesapeake (1990-1999)

1989

Eugene H. Bayard, Esq.

Law Partner

Wilson, Halbrook & Bayard, Georgetown, DE

2006

Richard Bernstein

President & CEO, LWRC International, LLC, Cambridge, MD

Retired President & CEO, BAI Aerosystems, Inc., Easton, MD

1994

Thomas J. Bresnan

President & CEO, Schneider Sales Management, LLC, Greenwood Village, CO

Former President, CEO & Director, New Horizons Worldwide, Inc., Anaheim, CA

2001

Thomas P. Hill, Jr.

Retired VP of Finance & CFO, Exelon Energy Delivery, Philadelphia, PA

2006

J. Peter Martin

Retired Founder, President & CEO, Atlantic Utilities Corporation, Miami, FL

2001

Joseph E. Moore

Law Partner

Williams, Moore, Shockley & Harrison, LLP, Ocean City, MD

2001

Dianna F. Morgan

Chair of the Board of Trustees, University of Florida, Gainesville, FL

Former Senior VP of Public Affairs & Senior VP of Human Resources, Walt Disney World Co.

2008

Calvert A. Morgan

Director & Special Advisor, WSFS Financial Corporation, Wilmington, DE

Director and Vice Chairman, Wilmington Savings Fund Society, Wilmington, DE

Retired Chairman, President & CEO, PNC Bank, Delaware, Wilmington, DE

2000

John R. Schimkaitis

President & CEO of Chesapeake

1996

New FPU Director

XXXXXXXX

XXXX

New FPU Director

XXXXXXXX

XXXX

Chesapeake’s Board of Directors is well-balanced with diverse individuals having knowledge and expertise relevant to
Chesapeake’s various businesses (Eleven of the twelve directors will be independent after the merger, 92%).

Experienced, Capable, Independent Board of Directors

FLORIDA PUBLIC UTILITIES

CHESAPEAKE UTILITIES CORPORATION

Management

Pre-Merger

Post-Merger

John R. Schimkaitis

Chesapeake Utilities Corporation

President and Chief Executive Officer

Chesapeake Utilities Corporation

President and Chief Executive Officer

Florida Public Utilities Company

Chairman, President and Chief Executive Officer

Michael P. McMasters

Chesapeake Utilities Corporation

Executive Vice President and Chief Operating Officer

Chesapeake Utilities Corporation

Executive Vice President and Chief Operating Officer

Beth W. Cooper

Chesapeake Utilities Corporation

Senior Vice President, Chief Financial Officer, Treasurer
and Corporate Secretary

Chesapeake Utilities Corporation

Senior Vice President, Chief Financial Officer, Treasurer
and Corporate Secretary

Stephen C. Thompson

Chesapeake Utilities Corporation

Senior Vice President and President of Eastern Shore
Natural Gas Company

Chesapeake Utilities Corporation

Senior Vice President  and President of Eastern Shore
Natural Gas Company

Thomas A. Geoffroy

Chesapeake Utilities Corporation

Vice President

Chesapeake Utilities Corporation

Vice President

John T. English

Florida  Public Utilities Company

Chairman, President and Chief Executive Officer

Remain on as a consultant for up to two years

Charles Stein

Florida Public Utilities Company

Senior Vice President and Chief Operating Officer

Florida Public Utilities Company

Senior Vice President and Chief Operating Officer

George M. Bachman

Florida  Public Utilities Company

Chief Financial Officer, Treasurer and Secretary

Florida  Public Utilities Company

Chief Financial Officer, Treasurer and Secretary

Combination of Proven Management

IV.  CONCLUSION

FLORIDA PUBLIC UTILITIES

CHESAPEAKE UTILITIES CORPORATION

Chesapeake Utilities Corporation / Florida Public Utilities Company

A Solid Combination for Growth

Focused on what matters most to investors:

Financially conservative company with stable earnings

Expectation for Chesapeake continuing dividend policy*

Proven execution of growth strategy

Merger creates larger, stronger platform for future growth

Enhanced Florida geographic footprint

Strong balance sheet with proven access to capital

Significant opportunities for synergies

Experienced leadership team with proven track record

Diversified Board of Directors that adheres to strong and transparent governance practices

*Dividend policy subject to discretion of Board of Directors.

Closing Remarks

CHESAPEAKE
UTILITIES CORPORATION
FLORIDA PUBLIC
UTILITIES

This is a Solid Combination for Growth

Thank You.

A Solid Combination for
Growth